UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 22, 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

22 May 2024

Increased and Final1 Offer Ratio for Anglo American plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

THIS ANNOUNCEMENT IS AN ANNOUNCEMENT UNDER RULE 2.4 OF THE UK CITY CODE ON TAKEOVERS AND MERGERS (THE UK CODE) AND IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CODE AND THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE2

Increased and Final1 Offer Ratio by BHP

BHP Group Ltd (BHP) notes the announcement by Anglo American plc (Anglo American) regarding the extension of the deadline for a BHP proposal (the Extension Announcement).

As stated in Anglo American’s announcement of 24 April 2024, BHP was required to either announce a firm intention to make an offer for Anglo American or announce that it does not intend to make an offer by 5.00 p.m. (BST) on 22 May 2024. As set out in the Extension Announcement, the Board of Anglo American requested an extension of the deadline under Rule 2.6(c) of the UK Code with the consent of the UK Panel on Takeovers and Mergers (the Takeover Panel).

BHP confirms that on 20 May 2024 it submitted an increased and final offer ratio to the Board of Directors of Anglo American as part of its proposal for a potential combination with Anglo American to be effected by way of a scheme of arrangement. In putting forward the Final1 Offer Ratio (as defined below), BHP has been guided by its capital allocation framework and its view of the fundamental value of Anglo American and BHP.

The revised proposal follows BHP’s initial proposal which was submitted to the Board of Anglo on 16 April 2024 (Initial Proposal) and BHP’s second proposal which was submitted to the Board of Anglo on 7 May 2024 (Second Proposal).

The transaction structure of the revised proposal remains the same as BHP’s previous proposals and comprises an all-share offer for Anglo American subject to the pro-rata distribution by Anglo American of its entire shareholdings in Anglo American Platinum Ltd (Anglo Platinum) and Kumba Iron Ore Ltd (Kumba) to Anglo American shareholders immediately before completion of the scheme of arrangement. Since the submission of the revised proposal, we have been engaging with Anglo American and its advisors to help mitigate the concerns associated with the implementation of this structure that led to the rejection of the revised proposal. We have made progress on these topics over the course of the engagement so far, and we are hopeful that resolution will be reached in the next seven days.

Under the extended deadline, BHP must either announce a firm intention to make an offer for Anglo American in accordance with Rule 2.7 of the UK Code or announce that it does not intend to make an offer for Anglo American, in which case the announcement will be treated as a statement to which Rule 2.8 of the UK Code applies, by no later than 5.00 p.m. (BST) on 29 May 2024 (the Revised Deadline). The Revised Deadline can be extended with the consent of the Panel in accordance with Rule 2.6(c) of the UK Code.

Structure of the proposal

Under the terms of the revised proposal, ordinary shareholders of Anglo American would receive:

•

0.8860 BHP shares for each ordinary share they own in Anglo American (BHP Share Consideration), which represents Anglo American shareholders owning, in aggregate, approximately 17.8% of the combined BHP and Anglo American group on completion of the potential combination (the Final[1] Offer Ratio); and

•

ordinary shares in Anglo Platinum and Kumba (which would be distributed by Anglo American to its shareholders in direct proportion to each shareholder’s effective interest in Anglo Platinum and Kumba).

The Final Offer Ratio represents a total value of £31.11 per Anglo American share based on the closing share prices of BHP as at 22 May 2024 and Anglo Platinum and Kumba as at 21 May 2024.

The Final Offer Ratio will not be increased, except that BHP reserves the right to increase and/or otherwise improve the Final Offer Ratio if (i) there is an announcement on or after the date of this announcement of an offer or possible offer (including a partial offer) for Anglo American by a third party offeror(s) or potential offeror(s) (whether identified or not), (ii) the Board of Anglo American announces that it recommends or is minded to recommend an offer on better terms than the Final Offer Ratio or (iii) the Takeover Panel otherwise provides its consent.

The combined group would have a leading portfolio of large, low-cost, long-life Tier 1 assets focused on iron ore and metallurgical coal and future facing commodities, including potash and copper. Anglo American’s other high quality businesses, including its diamond business, would be subject to a strategic review post completion.

BHP is committed to a combination that leverages the best of both BHP and Anglo American and intends to offer Anglo American up to two positions on the Board of the combined entity.

BHP will work closely and constructively with competition regulators and provide the information they need to assess the potential transaction. BHP is confident that it can obtain all required regulatory approvals and consummate a transaction that benefits customers globally.

The revised proposal is non-binding and subject to customary conditions including completion of due diligence to the satisfaction of BHP. Anglo American has been offered reciprocal due diligence on BHP.

Mike Henry, BHP Chief Executive Officer said:

“BHP has put forward a final offer ratio of 0.8860 BHP shares for each Anglo American share. This is a significant increase from our first proposal and would provide Anglo American shareholders with 17.8% of a combined BHP and Anglo American.

The revised proposal is underpinned by BHP’s disciplined approach to mergers and acquisition and our focus on delivering long term fundamental value.

BHP’s revised proposal will offer immediate value for Anglo American shareholders and allow them to benefit from the long-term value generation of the combined group.

BHP looks forward to engaging with the Board of Anglo American to explore this unique and compelling opportunity to bring together two highly complementary, world class businesses.”

Value of the proposal

The terms of the proposal represent a total value, based on spot share prices as at 22 May 2024 for BHP and 21 May 2024 for Anglo Platinum and Kumba, of approximately £31.11 per Anglo American ordinary share including £5.40 in Anglo Platinum shares, £4.23 in Kumba shares and £21.48 per share for Anglo American’s unlisted assets, valuing Anglo American’s share capital at approximately £38.6 billion, and implying a:

•

47% premium on the aggregate £ value per Anglo American ordinary share over the undisturbed Anglo American share price (£21.11 as at 23 April 2024, being the last trading day before the press speculation about the Initial Proposal);

•	premium on the undisturbed market value of Anglo American’s unlisted assets of approximately 67% (in £ per share, as at 23 April 2024);

•

premium on the undisturbed market value of Anglo American’s unlisted assets[3] of approximately 127% based on the volume weighted average closing price of Anglo American’s shares (adjusted for the attributable volume weighted average closing prices of Anglo Platinum and Kumba) in the 90 trading days prior to and including 23 April 2024; and

•	56% premium to the broker median net asset value[4] of Anglo American’s unlisted assets.

The revised proposal represents an increase in the spot aggregate £ value per Anglo American ordinary share over the Second Proposal (as announced on 13 May 2024) of 11.3%. The terms of the revised proposal represent an increase over the Initial Proposal:

•	of 24.8% in the merger exchange ratio[5] and BHP Share Consideration; and

•	20.4% in Anglo American shareholders’ aggregate ownership in the enlarged group (i.e. increasing from c. 14.8% to c.17.8%).

The increase in the Final Offer Ratio reflects additional value from Anglo American’s restructuring proposal and cost plans. BHP believes that the Final Offer Ratio represents a compelling opportunity for long term fundamental value-creation for both Anglo American and BHP shareholders.

UK Takeover Code

Pursuant to Rule 2.5 of the Code, BHP reserves the right:

•	to make an offer on less favourable terms:

•	with the agreement or consent of the Anglo American Board; or

•	following the announcement by Anglo American of a Rule 9 waiver pursuant to the Code; or

•	if a third party announces a firm intention to make an offer for Anglo American at a lower price and/or on less favourable terms than contemplated under the terms of this proposed offer; or

•

if the number of Anglo American shares to be acquired includes any shares held by Tarl Investment Holdings Limited, Epoch Investment Holdings Limited, and/or Epoch Two Investment Holdings (together the “Tarl and Epoch shares”), or any of the Tarl and Epoch shares result in the issue of additional BHP shares as consideration or in connection with the offer; and/or

•	to implement the proposed offer by means of a takeover offer as opposed to a scheme of arrangement.

If Anglo American announces, declares, makes, or pays any dividend or any other distribution or return of value to shareholders, Note 4 on Rule 2.5 of the Code applies.

This announcement does not amount to a firm intention to make an offer and there can be no certainty that an offer will be made. There is no certainty that any form of agreement or transaction will be reached or concluded.

This announcement is being made by BHP without prior agreement or approval of Anglo American.

Footnotes

1.

The Final Offer Ratio will not be increased, except that BHP reserves the right to increase and/or otherwise improve the Final Offer Ratio if (i) there is an announcement on or after the date of this announcement of an offer or possible offer (including a partial offer) for Anglo American by a third party offeror(s) or potential offeror(s) (whether identified or not), (ii) the Board of Anglo American announces that it recommends or is minded to recommend an offer on better terms than the Final Offer Ratio or (iii) the Takeover Panel otherwise provides its consent.

2.	This release was made outside of the hours of operation of the ASX markets announcement office.

3.

Anglo American’s unlisted assets comprises the entirety of the value implied for Anglo American’s assets and liabilities excluding its shareholdings in Anglo Platinum and Kumba based on Anglo American’s closing price less the closing prices of Anglo Platinum and Kumba on 23 April 2024, being the last trading day prior to the press speculation about the Initial Proposal.

4.

Net asset value is based upon a median of the six brokers which disclose SOTP, including Anglo Platinum and Kumba, alongside latest reported Anglo Platinum and Kumba net cash balances as of 31 December 2023.

5.

Based on 0.8860 BHP shares for each ordinary share. The number of fully diluted Anglo American shares assumed excludes shares held by Tarl Investment Holdings Limited, Epoch Investment Holdings Limited, and Epoch Two Investment Holdings. These shares total 112,300,129 as per the Rule 2.9 announcement by Anglo American dated 25 April 2024.

6.	Based on spot FX rates as at 21 May 2024 (AUD:GBP 0.5243; ZAR:GBP 0.0435).

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Important Notices

Barclays Bank PLC, acting through its Investment Bank (Barclays), which is authorised by the Prudential Regulation Authority and regulated in the United Kingdom by the Financial Conduct Authority and the Prudential Regulation Authority, is acting exclusively for BHP and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than BHP for providing the protections afforded to clients of Barclays nor for providing advice in relation to the subject matter of this announcement.

UBS AG London Branch is authorised and regulated by the Financial Market Supervisory Authority in Switzerland. It is authorised by the Prudential Regulation Authority (the PRA) and subject to regulation by the FCA and limited regulation by the PRA in the United Kingdom. UBS AG London Branch and UBS AG Australia Branch (together, UBS) provided financial advice to BHP and no one else in connection with the process or contents of this announcement. In connection with such matters, UBS will not regard any other person as its client, nor will it be responsible to any other person for providing the protections afforded to its clients or for providing advice in relation to the process, contents of this announcement or any other matter referred to herein.

Lazard & Co., Limited (Lazard), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively as financial adviser to BHP and no one else in connection with the subject matter of this announcement and will not be responsible to anyone other than BHP for providing the protections afforded to clients of Lazard nor for providing advice in relation to the subject matter or any other matters referred to in this announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement, any statement contained herein or otherwise.

If BHP makes a statement to which Rule 2.8 of the Code applies, then except with the consent of the UK Panel on Takeovers and Mergers, unless circumstances occur that BHP specifies in its statement as being circumstances in which the statement may be set aside, neither BHP, nor any person acting in concert with BHP, nor any person who is subsequently acting in concert with either of them, may within six months from the date of the statement:

•

announce an offer or possible offer for Anglo American (including a partial offer which would result in BHP and persons acting in concert with it being interested in shares carrying 30% or more of the voting rights of Anglo American);

•	acquire any interest of Anglo American if any such person would thereby become obliged under Rule 9 of the Code to make an offer;

•

acquire any interest in, or procure an irrevocable commitment in respect of, shares of Anglo American if the shares in which such person, together with any persons acting in concert with it, would be interested and the shares in respect of which it, or they, had acquired irrevocable commitments would in aggregate carry 30% or more of the voting rights of Anglo American;

•	make any statement which raises or confirms the possibility that an offer might be made for Anglo American;

•	take any steps in connection with a possible offer for Anglo American where knowledge of the possible offer might be extended outside those who need to know in BHP and its immediate advisers; or

•	purchase, agree to purchase, or make any statement which raises or confirms the possibility that it is interested in purchasing assets which are significant in relation to Anglo American.

Rule 9 waiver proposal and reverse takeover

A Rule 9 waiver proposal is where the Panel is asked to waive the obligation to make an offer under Rule 9 of the UK Code which would otherwise arise where, as a result of the issue of new securities as consideration for an acquisition or a cash subscription or in fulfilment of obligations under an agreement to underwrite the issue of new securities, a person or group of persons acting in concert acquires an interest, or interests, in shares which carry 30% or more of the voting rights of a company (to which the UK Code applies).

A transaction will be a reverse takeover if an offeror (being a company to which the UK Code applies) might as a result need to increase its existing issued voting equity share capital by more than 100%.

Publication on a website

In accordance with Rule 26.1 of the Code, a copy of this announcement will be available at https://www.bhp.com promptly and in any event by no later than 12 noon (UK time) on the business day following this announcement. The content of the website referred to in this announcement is not incorporated into and does not form part of this announcement.

Rule 2.9 of the Code

In accordance with Rule 2.9(c) of the Code, BHP confirms that as at the date of this announcement, it has in issue 5,071,530,817 ordinary shares. There are no BHP Shares held in treasury. The International Securities Identification Number (ISIN) of the shares is AU000000BHP4. BHP’s Legal Entity Identifier is WZE1WSENV6JSZFK0JC28.

BHP has a Level II sponsored ADR programme for which Citibank acts as Depositary. One ADR represents two ordinary BHP shares. The BHP ADRs trade on the New York Stock Exchange. The trading symbol for these securities is BHP, the CUSIP number is 088606108 and the ISIN is US0886061086.

Disclosure requirements of the UK Takeover Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Contacts

Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Gabrielle Notley +61 411 071 715	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Neil Burrows +44 7786 661 683	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Megan Hjulfors +1 (403) 605-2314 Renata Fernandaz +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

UBS (Joint Lead Financial Adviser to BHP) David Roberts Sandip Dhillon Calvin O’Shaughnessy Campbell Stewart	+44 20 7567 8000 / +61 2 9324 3100

Barclays (Joint Lead Financial Adviser to BHP) Philip Lindop Adrian Beidas Bruce Hart Akshay Majithia	+44 20 7623 2323 / +27 (0) 10 0051303

Lazard (Financial Adviser to BHP) Cyrus Kapadia Spiro Youakim Gustavo Plenge	+44 20 7187 2000

BHP Group Limited ABN 49 004 028 07 LEI WZE1WSENV6JSZFK0JC28 Registered in Australia Level 18, 171 Collins Street Melbourne Victoria 3000 Australia Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: May 22, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary